		555 California Street 12th Floor San Francisco, CA 94104	415.875.2300 Fenwick.com
MICHAEL A. BROWN	February 12, 2021	EMAIL MBROWN@FENWICK.COM DIRECT DIAL +1 (415) 875-2432

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549
Attention:          John Spitz, Staff Accountant
Michael Volley, Staff Accountant
J. Nolan McWilliams, Attorney-Advisor
Dietrich King, Attorney-Advisor
Re:                    Coinbase Global, Inc.
Amendment No. 1 to
Amended Draft Registration Statement on Form S-1
Submitted December 21, 2020
CIK No. 0001679788
Ladies and Gentlemen:
On behalf of Coinbase Global, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 3 (“Draft No. 3”) to the Amended Draft Registration Statement on Form S-1 (CIK No. 0001679788) as confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on December 21, 2020 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated February 5, 2021 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Draft No. 3 to update certain other disclosures.
General
1.Please refer to your response to comment 4. With respect to the risk-based scoring model, please tell us in greater detail the purpose of assigning weights to the various inputs, explain the methodology used to determine specific weighting, and how qualitative factors are accounted for by the model. Please also address the utility of a weighted scoring system given that public guidance reference non-exhaustive and non-weighted factors. Lastly, discuss the role of the score in a particular determination, for instance, would a higher score result in more fact gathering or intensive analysis.
The Company advises the Staff as follows:
Purpose of Model. The weighted scoring system is intended to support an objective and reproducible process for analyzing novel crypto assets against an established securities law framework

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and comparatively to one another. The Company advises the Staff that the purpose of assigning weights to the various inputs in its risk-based scoring model is to reflect the Company’s perception that certain factors are likely to be viewed by courts as more significant than others in assessing the relative risk that a particular crypto asset may be deemed to be an investment contract. The Company describes below the basis for determining how factors are weighted, how weighted values are incorporated into the overall risk score for an asset, and how the Company uses those scores to determine whether to support an asset.
Weighting.  The Company’s methodology and weighting is based on its review, in consultation with legal and technical advisors, of the April 2019 Framework developed by the Commission’s Strategic Hub for Innovation and Financial Technology (“FinHub Framework”)1, long standing case law regarding the application of SEC v. J.W. Howey (“Howey”)2, as well as more recent federal district court decisions such as SEC v. Telegram Group (“Telegram”) and SEC v. Kik Interactive (“Kik”), factors and views expressed in public communications by representatives of the Commission, no-action letters, speeches, reports of investigation, enforcement actions, and the Company’s understanding of the technical aspects of crypto assets.3 Although informed by such guidance, the Company’s methodology only represents its assessment based on its own experience and the advice and input of counsel, and has not been endorsed by the Commission or any regulatory authority. The Company expects to continue to evaluate the rapidly evolving nature of crypto asset technologies and legal and regulatory developments, and may make adjustments from time to time if it believes changes are warranted.
The FinHub Framework indicates that the Commission typically finds that the investment of money and common enterprise prongs are met in evaluating crypto assets, and the key issue in analyzing crypto assets is whether a purchaser has a reasonable expectation of profits (or other financial returns) derived from the efforts of others.4 Accordingly, as described below, the Company treats the “reasonable expectation of profits” and “efforts of others” components as more determinative in assessing whether a particular crypto asset is likely to be deemed a security, and accordingly weights these components more heavily in its methodology.
Methodology.  The Company’s scoring methodology and weighting identifies varying fact patterns that, in the Company’s experience reviewing hundreds of assets, tend to emerge in one form or another across the cryptocurrency landscape, and which are relevant to an analysis of each prong of the Howey test. The Company then assigns scores to each fact pattern based on its perception of such pattern’s relative importance to the determination that the applicable prong is satisfied. Each new asset is assessed against these fact patterns and an aggregate per prong score is generated based on the scores assigned to each fact pattern that matches that of the asset. Finally, the aggregate per prong scores are used to generate an overall risk score. The Company believes that this disciplined, multi-factor approach, which the Company has developed with outside counsel over a period of years and has routinely “tested”
1 See Framework For “Investment Contract” Analysis of Digital Assets (last modified Apr. 3, 2019), https://www.sec.gov/files/dlt-framework.pdf.
2 SEC v. W.J. Howey Co., 328 U.S. 293 (1946).
3 E.g., SEC v. Telegram Group, Inc., No. 19-cv-9439 (PKC), 2020 U.S. Dist. LEXIS 53846 (S.D.N.Y. Mar. 23, 2020); SEC v. Kik Interactive, No. 19 Civ. 5244 (AKH), 2020 WL 5819770, at *8 (S.D.N.Y. 2020); William Hinman, Dir., Div. of Corp. Fin., SEC, Digital Asset Transactions: When Howey Met Gary (Plastic) (June 14, 2018), https://www.sec.gov/news/speech/speech-hinman-061418; Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Exchange Act Release No. 81207, 14–15 (July 25, 2017), https://www.sec.gov/litigation/investreport/34-81207.pdf.
4 See FinHub Framework (“Usually, the main issue in analyzing a digital asset under the Howey test is whether a purchaser has a reasonable expectation of profits (or other financial returns) derived from the efforts of others”).

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against subsequent signals from courts or litigants, facilitates consistency in capturing the numerous factors that may weigh in favor of (or against) an asset being characterized as a security. At the same time, the cumulative nature of the scoring model allows the Company to recognize that each factor exists within a complex matrix of other facts, all of which are necessary to conduct a robust “facts and circumstances” analysis, as required. In other words, by scoring numerous indicia cumulatively, the Company believes that it is approximating the facts and circumstances analysis required by the Commission in a manner that is objective, consistent, and reproducible.
To explain further, the Company’s weighting methodology reflects the relative importance of the “reasonable expectations of profits” and “efforts of others” prongs by assessing those factors based on a relatively large number of possible indicia and then giving the values for those prongs extra weight in the overall risk score. Specifically, while there are four indicia assessed for satisfaction of the “investment of money” prong (with a maximum score of 100), there are eighteen indicia assessed for satisfaction of the “reasonable expectation of profit” prong (with a maximum score of 510) and seventeen indicia assessed for the “efforts of others” prong (with a maximum score of 360). The Company’s scorecard reflects the significance of the latter two by correlating high scores for these prongs with high overall ratings. Specifically, overall risk scores above a midpoint are driven almost entirely by high values in these two prongs.
Questions regarding whether token holders receive payments or fees in any form as a result of holding the token, whether staking occurs automatically without any action by the token holder, the existence and content of publicity and statements associated with a project development team all contribute to the overall “weight” of these two prongs, and allow those prongs to significantly impact the the asset’s overall risk score. As another example, the Company weighs heavily whether a network or crypto asset is fully functional as a key, although not dispositive, factor in determining whether an asset is likely to be characterized as a security. Accordingly, the assessment heavily weights the response as to whether the token has existing substantive consumptive uses or other utility unrelated to potential profit earned by holding the asset. By contrast, expectation of profits under the Company’s methodology increases by a much smaller amount if additional tokens may be earned by some users who elect to actively engage with the network such as through proof of work mining or programming smart contracts, because the Company believes any such expectation of additional tokens through active participation is less likely to be the type of expectation of profits contemplated under the Howey investment contract test.
Use of the Score.  The score is an important but not dispositive input into the Company’s decision to list a particular asset, provided that the Company has a policy of not listing assets rated as a 5 (the highest risk score) on its rating scale. As part of its legal review process, the Company qualitatively considers all available facts and circumstances noted in the course of its review that may increase the risk that a particular asset may be characterized as a security (or other regulated asset). For example, a single identified instance of a crypto asset having been marketed with language traditionally associated with securities or which could be viewed as creating an expectation of profits, would generally implicate an increase in the expectation of profits prong of Howey, but the Company would also look qualitatively at the number of such statements and its content as part of its review process. Similarly, outstanding litigation or enforcement actions such as the public filing by the Commission of an enforcement action alleging that a particular crypto asset is a security would also be considered, as was the case in the Company’s recent decision to stop supporting the listing of XRP. For certain higher risk assets, the Company has also conducted more intensive analyses supplemental to the scorecard. Additional fact gathering is generally only conducted if there is a question as to whether an asset conforms to a particular fact pattern required for the scoring, and is not triggered independently by a higher score. For all assets,

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the resulting risk rating is used in combination with a compliance rating and security rating to generate an overall risk rating. The overall risk rating is used by the executive leadership of the Company in determining whether to support any given crypto asset. Proposed business support for higher risk assets results in further internal deliberation and escalation within the Company.
2.Please refer to your response to comment 5. We note your statement that “[i]n discussions with the Staff on August 20, 2020, the Company shared the Company’s legal analysis concluding that these Staking 2.0 services should not be viewed as an investment contract or securities brokerage, and are also therefore outside the scope of the U.S. federal securities laws.” Please acknowledge that the Staff neither agreed nor disagreed with the legal analysis presented in the August 20, 2020 meeting. In addition, please revise the regulatory risk factor beginning on page 20 of the prospectus to note that there is regulatory uncertainty regarding the status of your staking activities under the federal securities laws.
The Company acknowledges that the Staff neither agreed nor disagreed with the legal analysis presented by the Company to the Staff during the August 20, 2020 meeting during which the Company concluded that the Company’s Staking 2.0 services should not be viewed as an investment contract or securities brokerage and therefore are also outside the scope of the U.S. federal securities law. The Company has revised its disclosure on page 20 of Draft No. 3 to note that there is regulatory uncertainty regarding the status of the Company’s staking services under the U.S. federal securities laws.
3.Please refer to your response to comment 6. You state that you may participate in “one or more investor day presentations and/or post presentation(s)” which may be made available through your website or “other broadly-available means.” Please tell us whether and in what regard the post presentations are similar or different from an investor day or investor education meeting. Please also disclose the “other broadly-identified means.” In addition, you state that during the restricted period you may, among other things, issue press releases in fulfillment of your obligations as a reporting company. Please tell us the nature, contents, and timing of these required press releases.
The Company advises the Staff that it currently intends to post a series of video modules on its website. These video modules will contain content that is consistent with what the Company would otherwise present at an investor day or in investor education meetings and will be similar in nature to the content of other electronic road show presentations provided in connection with an initial public offering. The Company advises the Staff that it does not currently have any additional plans to post presentations by other broadly-available means. Further, the Company advises the Staff that during the restricted period, and consistent with other direct listing transactions that have occurred to date, it may issue a press release, which it would file in a Current Report on Form 8-K, to provide updated capitalization information regarding the Company prior to the commencement of trading. In other direct listings, such press release updating the capitalization information has been issued on the day prior to the commencement of trading. The Company does not currently have any other plans to issue press releases during the restricted period and would only otherwise disclose information during the restricted period if required pursuant to its obligations as a reporting company under the Securities Exchange Act of 1934, as amended, and in accordance with Regulation M.
4.We note the disclosure in the prospectus summary that you are a “regulated financial technology provider” and a “regulated marketplace,” as well as similar disclosure as to your business and operations being “regulated” throughout the risk factors. While it appears that

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certain aspects of your activities may be subject to regulation or regulatory license, it is not clear the extent to which the material aspects of your business and operations are actually subject to such regulation or regulatory license. Please revise to provide more balanced disclosure by including disclosure of the extent to which the material aspects of your business and operations are not “regulated.” For example, your trading platform operations do not appear to be subject to regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets.
The Company acknowledges the Staff’s comment and has revised its disclosure on pages 1, 5, 6, 20, 33, 84, 94, 110, 117, 118, 119, 134, 135, and F-10 of Draft No. 3.
Cover page
5.Please refer to your response to comment 9. Please confirm our understanding that by notifying Nasdaq that the shares are “ready to trade” Goldman Sachs is simultaneously “approving proceeding at such Current Reference Price” (Opening Price) or advise. In this regard, please also confirm, if true, that Goldman Sachs (as designated financial advisor) is not obligated to notify Nasdaq that the shares are “ready to trade” until Nasdaq has calculated the Current Reference Price (Opening Price) and displayed it to Goldman Sachs.
The Company acknowledges the Staff’s comment and advises the Staff that, based on its discussions with Nasdaq, it is the Company’s understanding that by confirming to Nasdaq that the shares of Class A Common Stock (the “Shares”) are “ready to trade,” Goldman Sachs & Co. LLC (“Goldman Sachs”), as the Company’s designated financial advisor appointed as required by Nasdaq’s direct listing rules, is approving proceeding at such Current Reference Price, and following Nasdaq’s price validation checks, the then-Current Reference Price becomes the opening trading price of the Shares. Goldman Sachs is not obligated to notify Nasdaq that the Shares are “ready to trade” until Nasdaq has calculated the Current Reference Price and displayed it to Goldman Sachs. This is substantially the same process that Nasdaq uses when opening shares for trading in connection with an initial public offering. As referenced below, Nasdaq has agreed to make appropriate representatives of Nasdaq available if the Staff has further questions about the Nasdaq direct listing rules and procedures.
6.Please refer to your response to comment 10. You state that the financial advisors may be available to consult with Nasdaq, including about “pre-listing selling and buying interest and other factors that would not be available to Nasdaq through other sources.” Please describe the nature of this information. Please also describe the nature and timing of input from the financial advisors and other market participants Nasdaq may consider in performing price validation checks.
The Company acknowledges the Staff’s comment and advises the Staff that, prior to opening the Shares for trading, Goldman Sachs, in its capacity as designated financial advisor, and the Company’s other financial advisors, would be expected to gather relevant information in connection with the direct listing by engaging in certain price discovery activities with potential buyers and sellers (including holders of shares registered on the Registration Statement) and such information could, and in the case of the designated financial advisor would, be shared with Nasdaq. The Company also understands, based on its discussions with Goldman Sachs and the other financial advisors, that as part of their regular activities as full-service broker-dealers, each such firm’s capital markets and sales and trading desk personnel may contact or be contacted by potential investors and current holders of the Shares in the normal course of

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their activities and may, in that capacity, inform and educate interested persons regarding the Company, the direct listing and other matters, and obtain information regarding pre-listing buying and selling interest in the Shares (including with regard to price, volume and timing expectations), which information may also be provided, directly or indirectly, to Nasdaq in order to support an effective price discovery process by Nasdaq such that Nasdaq can facilitate a fair and orderly open for the Shares. Based on discussions with Nasdaq, the Company understands that this information would be used by Nasdaq, together with other information gathered by Nasdaq (including from other brokerage firms not engaged by the Company as financial advisors) to establish the price to be used in calculating the fourth tiebreaker used by the Nasdaq system to determine the price at which the Shares should open for trading. The information that a financial advisor provides to Nasdaq is anonymized and does not specify the identities of any potential counterparty or other exact trade information, such as the precise number of Shares that may be bought or sold or the price ranges parties may be willing to accept. Rather, the information provided to Nasdaq presents a generalized description of potential activity and insights into potential client buy and sell interest at various opening price options. In each case, however, note that neither Goldman Sachs nor the other financial advisors would solicit any buying or selling interest on behalf of the Company and any buying and selling interest received by the financial advisors would not be conveyed to the Company. Nasdaq has indicated to the Company that the ability to effect a fair and orderly open for the Shares is enhanced by gathering as much information as possible with respect to the amount of volume that is expected to cross at the open. Thus, although Nasdaq requires that the Company must select one of its financial advisors to be the “designated financial advisor” under Nasdaq Rule 4120(c)(8) in order to provide the “ready to trade” indication and perform other required functions, Nasdaq has confirmed to the Company that its rules allow all of the Company’s financial advisors to engage in price discovery activities and provide input to Nasdaq regarding anticipated pre-opening buy and sell interest to ensure the most efficient price discovery process and help minimize price volatility at the opening of trading as further described in the Company’s response to Comment 7 below. As referenced below, Nasdaq has agreed to make appropriate representatives of Nasdaq available if the Staff has further questions about the Nasdaq direct listing rules and procedures.
7.Please refer to your response to comment 10. You state “Nasdaq may consult with more than one financial advisor in connection with determining the price that Nasdaq enters during the system setup for use by the system in determining the pricing/opening of a direct listing as described in the paragraph above” at the time of commencement of trading. Please tell us the specific Nasdaq rule you are relying on and provide your analysis in support of this statement. In your response, please clarify at what point in time “system setup” occurs with respect to the price discovery process for the direct listing.
The Company acknowledges the Staff’s comment and advises the Staff that, as noted in its prior response letter, Nasdaq Rule 4120(c)(9) contemplates that there may be more than one broker dealer serving in the role of financial advisor (in particular, this rule provides that “[i]f more than one broker dealer is serving in the role of financial advisor, the issuer must designate…”). Nasdaq has confirmed to the Company that Nasdaq Rule 4120(c)(9) was not intended to prohibit other financial advisors from participating in the direct listing process with Nasdaq (including with respect to price discovery activities), but instead was drafted to ensure that on the day of trading, there is clarity as to who has the authority to notify Nasdaq that the Shares are ready to trade. Nasdaq has further confirmed to the Company that Nasdaq may consult with multiple financial advisors, even as early as a few days prior to the day of trading, in connection with determining the price that Nasdaq enters during the system setup process, which process occurs on the morning of trading prior to the 10-minute Display Only Period (as described in Nasdaq Rule 4120(c)(8)), for use by the system in determining the pricing/opening of a

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direct listing in connection with establishing the “Current Reference Price” when more than one price exists at which Shares will remain unmatched pursuant to Nasdaq Rule 4753(a)(3)(iv). As referenced below, Nasdaq has agreed to make appropriate representatives of Nasdaq available if the Staff has further questions about the Nasdaq direct listing rules and procedures.
A particular crypto asset’s status as a “security”, page 26
8.Please refer to the last two paragraphs. Please place this risk factor in context by disclosing that you have removed XRP from trading on your platform.
The Company acknowledges the Staff’s comment and has revised its disclosure on page 27 of Draft No. 3.
Risks Related to Crypto Assets
A temporary or permanent blockchain “fork” to any supported crypto asset could adversely affect our business, page 42
9.We note your response to comment 18. You state that the Company recognizes crypto assets received through airdrops or forks if the crypto asset is expected to generate probable future benefit and the Company is able to support the trading, custody, or withdrawal of these assets. You further state that the Company records the crypto assets received through airdrops or forks at their cost. Please provide us with the following additional information:
•Explain why, under GAAP, your ability to support the crypto assets has any bearing on whether those assets should be recognized;
•Explain how the value of a crypto asset when acquired is an indicator of probable future benefit; and
•Tell us what you mean when you state that the company records the crypto assets it receives at their “cost.”
The Company advises the Staff that airdrops or forked assets that can be attributable to the Company, and not to customers, are not material in the aggregate and have not previously been material to the Company’s consolidated financial statements. Additionally, airdrops and forks related to customer crypto assets held by the Company are not recognized on the Company’s consolidated balance sheets.
The Company considered whether the airdrop or forked crypto assets should be recognized as an asset under FASB Statements of Financial Accounting Concepts No. 6, Elements of Financial Statements (“CON 6”). CON 6 states that “[t]he common characteristic possessed by all assets (economic resources) is ‘service potential’ or ‘future economic benefit,’ the scarce capacity to provide services or benefits to the entities that use them. In a business enterprise, that service potential or future economic benefit eventually results in net cash inflows to the enterprise.”
Airdropped and forked5 crypto assets received by the Company generally pertain to newly created or unknown crypto assets that do not have an established market price. The Company will determine if
5 This sentence relates to contentious forks only, as described in response to Comment 10.

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the crypto assets it receives through airdrops or forks are traded or have an accessible exchange market available. If the Company is unable to determine a value for the crypto asset or an accessible mechanism for exchange, the Company considers this an indicator that the crypto asset received may not have any probable future benefit. The Company will also determine if there are other ways to obtain probable future benefits (i.e., future cash inflows) from these received items.
In order for the Company to gain any future cash inflow from these crypto assets, it may need to spend time and resources to build the infrastructure to transfer crypto assets to a third-party exchange venue in order to sell. Unless the Company is able to appropriately recover, transfer, and exchange the crypto asset for fiat or other assets, the Company is unable to establish that the crypto asset received has the characteristic of generating future cash inflow. The Company notes that it has a pre-existing infrastructure for crypto assets created on certain existing networks, such as Ethereum. The Company assesses the significance of crypto assets received through airdrops or forks for crypto assets that it has the ability to support, and notes that such assets are not material to the Company’s consolidated financial statements.
The Company applies ASC 350 Intangibles – Goodwill and Other, to determine the cost of crypto assets received via airdrops or forks. Under ASC 805-50-30-1, as referenced in ASC 350-30-30-1, intangible assets are initially recorded based on the cost to the acquiring entity. Since no cost is generally incurred to acquire the crypto assets, the Company records airdrops and forks at a cost basis of zero.
10.Please elaborate on your policy for supporting forked and airdropped crypto assets. Specifically, please clarify for us whether upon determining you will support a specific fork or airdrop, customers that hold the source digital asset on your platform (e.g. bitcoin) automatically receive the resulting forked or airdropped asset.
Although it disclaims any contractual obligation to do so, the Company endeavors to support crypto assets resulting from a protocol split (“fork”) and third-party distributions of new crypto assets to holders of certain other crypto assets (“airdrops”) that derive from supported assets on the Company’s platform where such forked or airdropped assets are likely to accrete meaningful value for the Company’s customers and support does not present significant technical, legal, compliance, or other challenges. If the Company elects to support a forked or airdropped crypto asset, customers that held the underlying asset at the time of the fork or at the “snapshot date” for an airdrop (the “Determination Date”) will receive the forked or airdropped crypto asset, notwithstanding that such customer may have removed the underlying asset from the platform subsequent to the Determination Date. In such circumstances, crediting of funds is intended to occur automatically and generally does not require particular action from the affected customer the event that the crypto asset resulting from a fork or airdrop does not meet the Company’s listing requirements, the Company may offer more limited services, such as the ability to withdraw the asset from the platform.
Forks. The process for determining whether to support a fork is outlined in the Company’s Digital Asset Fork Policy. Under this policy, the Company’s approach to supporting a fork is contingent on whether the fork is “contentious” or “non-contentious.” A contentious fork is one for which the asset developer community disagrees about which technology implementation of the subject blockchain is best. A non-contentious fork is one for which the asset developer community agrees on the preferred technology implementation, and accordingly, there is only one crypto asset remaining after the fork.  In the case of a non-contentious fork, the Company treats the forked blockchain as a continuation of the original blockchain and supports the resulting crypto asset, subject to a review of the fork’s security and

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technology implications. In contrast, support for a contentious fork generally requires greater deliberation and assessment, particularly in light of the need for customer education that may result. . Any support of an asset resulting from a contentious fork is subject to the Company’s security, legal and compliance requirements.
Airdrops.   The Company’s decision to support crypto assets resulting from an airdrop follows the same approach as other non-airdrop offerings. Specifically, the Company conducts a review of the airdropped crypto asset to confirm that it complies with the Company’s security, legal and compliance requirements.
Notification.  The Company endeavors to notify customers of anticipated forks and airdrops, including through public blogs prior to the expected fork or airdrop date and through email notifications and in-app banners closer to the time of the fork or airdrop.
Trading Volume, page 90
11.We note your volume of trading and revenue generated from Other Crypto assets have increased significantly during 2020. Please revise to provide a further breakout of the component that make up the “Other Crypto” assets and discuss the reasons for period over period fluctuations by crypto asset. Further ensure your MD&A includes discussion of known material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating performance or of future financial condition. For example, specify and discuss any changes in the availability and/or trading volume of “other crypto assets” that would impact these trends or future operating performance. Refer to Instruction 3 to Item 303(a) of Regulation S-K and SEC Release No. 33-8350 for more information.
The Company acknowledges the Staff’s comment and has revised its disclosure on page 92 of Draft No. 3.
Welcome to the Cryptoeconomy, page 110
12.Please refer to your response to comment 34. Please describe here the criteria you use in determining whether to support forked or airdropped crypto assets.
As described in its response to Comment 10 above, the Company uses its standard listing criteria to determine whether to support trading in crypto assets resulting from a contentious fork or an airdrop.  Specifically, the Company assesses these assets against the Company’s security, legal, and compliance requirements, including the application of the securities framework described in response to Comment 1.  Non-contentious forks are treated as a continuation of the original blockchain and, accordingly, are supported subject to a review of the fork’s security and technology implications.
Retail, page 121
13.We note your revised disclosure regarding the “Save” product. Please clarify for us how this product works and whether the activities undertaken in connection with the product constitute a security or otherwise are subject to regulation.

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The Company advises the Staff that as described in Draft No. 3, the “Save” product encompasses rewards programs for two stablecoins, USDC and Dai. Each of the rewards programs is designed to incentivize customers to maintain assets on the Company’s platform.
USDC Rewards.  The USDC product (“USDC Rewards”) allows retail participants to earn rewards on the USDC that they hold on the Company’s trading platform, which rewards are provided in the form of additional USDC. The amount of any rewards is determined by the Company in its sole discretion based on competitive and other factors. The rewards are funded by the Company through payments from Circle, the issuer of USDC, and generated by the interest earned on the deposits backing USDC that are held in FDIC-insured bank accounts maintained by Circle.
Dai Rewards. The Dai product (“Dai Rewards”) allows retail participants to earn rewards on the Dai that they hold on the Company’s trading platform, which rewards are provided in the form of additional Dai.  The rewards are currently funded by the Company through certain commercial arrangements.
The Company has assessed each of USDC Rewards and Dai Rewards for compliance with the U.S. federal securities laws. As described below, the Company has concluded that neither USDC Rewards nor Dai Rewards constitutes a product or arrangement commonly understood to be a security nor should they be viewed as an investment contract. This conclusion is based in part on the observations that (i) the operation of these offerings does not give rise to customer investment risks that are necessary to satisfy the “investment of money” prong of the Howey test, and separately, (ii) there is no “common enterprise,” because the assets are not pooled for use by the Company and the participants do not share pro rata in profits or losses of any activity.
Investment of Money.  The Company believes that USDC Rewards and DAI Rewards do not satisfy the “investment of money” prong of the Howey test, because there is neither an investment of money nor any other undertaking of risk by the customer in connection with participation. Although the Company understands that the Commission takes a broad view of the “investment of money” prong, the participants are not giving up consideration for which they are subjecting themselves to “financial risk.” First, the Company does not charge participants any fees or receive other compensation from the participants for participating in these programs. Second, the USDC and Dai belonging to the participants are held in custodial wallets at the Company at all times. The Company does not lend, deploy or otherwise use customers’ assets in connection with the rewards programs. In addition, the Company has not entered into any derivative arrangements in connection with customers’ assets. Importantly, there is no incremental risk to the customer’s USDC or Dai as a result of participating in the rewards programs.
Common Enterprise.  The federal courts have interpreted the Howey test to require a “common enterprise, which is alternatively applied as either a “horizontal commonality” or a “vertical commonality” requirement by the circuits.6 Under horizontal commonality, participants must pool their
6 SEC v. SG Ltd., 265 F.3d 42, 49 (1st Cir. 2001). Some circuits have rejected the vertical commonality test for collapsing the second and fourth elements of the Howey test. See, e.g., id. at 50 (In adopting the horizontal commonality test, the court concluded “the horizontal commonality standard places easily ascertainable and predictable limits on the types of financial instruments that would qualify as securities.”); Revak v. SEC Realty Corp., 18 F.3d 81, 88 (2d Cir. 1994) (“If a common enterprise can be established by the mere showing that the fortunes of investors are tied to the efforts of the promoter, two separate questions posed by Howey—whether a common enterprise exists and whether the investors' profits are to be derived solely from the efforts of others— are effectively merged into a single inquiry: whether the fortuity of the investments collectively is essentially dependent upon promoter expertise.” (internal quotation marks omitted)).

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money to fund a venture in which they share profits and losses on a pro rata basis.7  In contrast, courts that apply vertical commonality require a link between the fortunes of investors and those of the promoters.8
The Company believes that the characteristics of USDC Rewards and Dai Rewards do not meet horizontal commonality. While multiple customers may hold USDC or Dai with the Company and each such customer may receive rewards in proportion to the amount of USDC or Dai held, there is no pooling of funds for use by the Company in any common enterprise.  Importantly, the Company does not use or deploy the USDC or Dai to generate the associated rewards and there is, accordingly, no sharing of profits or risk of loss. With respect to vertical commonality, the fortunes of the holders are no more interwoven with those of the Company than the recipient of any rewards program. Specifically, as the rewards for USDC and Dai are funded by the Company, the benefits to the Company and the benefits to the participants in the program do not reflect the type of commonality typically required for courts to find a common enterprise.
Other Regulations.  The Company does not believe that the rewards programs specifically implicate other regulatory regimes.  That said, communications regarding these programs are subject to the same disclosure standards as apply to the Company’s other products and services, including in particular laws prohibiting unfair and deceptive practices, such as the prohibition in the New York virtual currency regulations against false, misleading or deceptive representations or omissions in marketing materials.
Plan of Distribution, page 176
14.Please refer to your response to comment 48. In light of your description of the scope and timing of activities by the various financial advisors and active market makers, please tell us how you will ensure an independent price discovery process for this direct listing, and how registered stockholders will be able to effect ordinary brokerage transactions into an “independent market” on Nasdaq (i.e., one not dominated or controlled by the Company, the financial advisors, or any of their affiliated purchasers, and without the use of any special selling efforts or selling methods).
The Company acknowledges the Staff’s comment and submits to the Staff that Nasdaq is a national securities exchange whose rules must be reviewed and approved by the Commission. It is the largest stock exchange in the U.S. based on number of companies listed and the largest U.S. equities exchange venue by volume, with approximately 3,500 listed companies trading. Accordingly, the Company believes that the direct listing of its Shares made in compliance with Nasdaq’s rules will benefit from a robust, independent price discovery process and, indeed, that is one of the primary reasons the Company is interested in the direct listing method of becoming a public company.
Based on its discussions with Nasdaq and its financial advisors, it is the Company’s view that the assessment as to whether the market for the Shares at and after the opening trade will be independent (i.e., not dominated by the Company, the financial advisors or any of their respective affiliates) should be no different (or, as noted below, at least viewed no more critically) than an assessment of whether the market for issuer’s shares following a traditional initial public offering is independent. Following the completion of the distribution in an initial public offering, the investment banking firms that served as underwriters,
7 See, e.g., SEC v. Infinity Grp. Co., 212 F.3d 180, 188 (3d Cir. 2000).
8 SG Ltd., 265 F.3d, supra note 27, at 49-50 (internal citations and quotation marks omitted).

United States Securities and Exchange Commission
Division of Corporation Finance
February 12, 2021

as well as other broker-dealers that were not underwriters in the offering, may and do engage in customary sales and trading activities (including, e.g., solicitation of customer orders, order handling, market making and customer facilitation) with respect to the distributed securities. In such case, the secondary market transactions effected by the former underwriters are generally considered to be in an independent market that is, absent any unusual or unforeseen circumstances, not dominated or controlled by the former underwriters, the Company or their respective affiliates. Similarly, in the context of the direct listing, the Company expects that any resales by the Company’s stockholders pursuant to its registration statement on Form S-1 (the “Registration Statement”) effected at and after the commencement of regular trading of Shares on Nasdaq will be made in what the Company understands to be an independent market not dominated or controlled by the financial advisors, the Company or their respective affiliates. In this regard, we note, in particular, that:
•any resales by the Company’s stockholders pursuant to the Registration Statement must take place in brokerage transactions effected on Nasdaq or other public exchanges or registered alternative trading venues;
•resales by the Company’s stockholders pursuant to the Registration Statement are not required to be made by or through the Company’s financial advisors or their affiliates, and could be made through any broker-dealer with which a stockholder maintains securities account;
•any Nasdaq member firm (whether or not affiliated with a financial advisor) can submit sell orders (whether or not pursuant to the Registration Statement) and buy orders for Shares on behalf of its customers or other non-member firms, both in the opening cross and in regular trading of the Shares on Nasdaq thereafter;
•the pre-listing holders of the Shares will not be required to sell their Shares at a particular price, at a particular time or in a prescribed volume, nor will they be constrained from selling their Shares at the price, time or volume they desire (subject, of course, to market demand);
•the Shares that may be sold at or after the commencement of regular trading include shares that are not registered for resale pursuant to the Registration Statement;
•none of the Company’s financial advisors or any of their respective affiliates or any other party has been engaged to conduct, or is otherwise expected to engage in, any stabilization or syndicate short covering activities;
•the Company has not directly or indirectly engaged the financial advisors or any other person to engage in or use, any special selling efforts or selling methods in connection with post-listing resales effected pursuant to the Registration Statement; and
•the Company understands and acknowledges that it and the financial advisors are subject to laws, rules and regulations regarding market manipulation.
For the reasons above, the opening price of the Shares pursuant to the direct listing is anticipated to benefit (to at least the same extent as in connection with a traditional initial public offering) from a robust, independent price discovery process and resales of its Shares will, at and after the opening of trading on Nasdaq, be effected in an independent market. Indeed, the Company believes that this

United States Securities and Exchange Commission
Division of Corporation Finance
February 12, 2021

efficiency of price discovery is a central goal of the direct listing process and that the success of the direct listing process in achieving this goal is supported by the data available for companies that have gone public through a direct listing. Compared to initial public offerings of technology companies completed in the last 12 months with a deal size equal to or greater than $1 billion dollars (“Tech IPOs”), direct listings have 20% of total shares outstanding traded compared to 9.0% for Tech IPOs for the first day of trading, which can reasonably be interpreted as evidence that the direct listing market is relatively more mature and less subject to influence by individual trades. With respect to the volatility of the stock price for direct listings versus Tech IPOs, direct listings are 25% less volatile than Tech IPOs 10 days after the initial trade and 20% less volatile than Tech IPOs 30 days after the initial trade, evidence that the direct listing process achieves a truer market price as compared to a traditional Tech IPO.
Finally, the Company advises the Staff that, based on its discussions with Nasdaq, it is the Company’s understanding that under Nasdaq’s Rules the responsibility for maintaining a fair and orderly market for the Shares on Nasdaq at and after the regular trading of the Shares on Nasdaq commences resides with the various broker-dealers that, at and after the open, will be registered with Nasdaq as market makers in the Shares and will have committed to provide liquidity in the Shares. Although Nasdaq requires that at least three broker-dealers serve as registered market makers for the Shares, Nasdaq anticipates that (as with other recent direct listing and listings following traditional initial public offerings) there will likely be in excess of 20 registered market makers for the Shares and, based on data from prior Nasdaq listings, many of such firms will not have acted as financial advisors (in the case of a direct listing) or underwriters (in the case of a traditional initial public offering) for the Shares, thus further supporting the development of an independent market. As referenced below, Nasdaq has agreed to make appropriate representatives of Nasdaq available if the Staff has further questions about the Nasdaq direct listing rules and procedures.
Note 4. Acquisitions
Xapo, page F-20
15.Please refer to comment 53. We note the guidance you reference in ASC 815-40-15-5 applies to freestanding financial instruments. Please tell us how you determined the contingent consideration provision was a freestanding financial instrument.
The Company advises the Staff that the Company considered the definition of a freestanding financial instrument under ASC 815-40-20 when determining the classification of the contingent consideration. ASC 815-40-20 defines a freestanding financial instrument as follows:
A financial instrument that meets either of the following conditions: (a) It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions and (b) It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.
The total purchase consideration for the asset was $68.3 million, comprised of cash of $55 million, contingent consideration of $12.9 million, and direct acquisition costs of $0.4 million. The Company did not enter into this arrangement contemporaneously with other financial instruments or equity transactions with the counterparty. Therefore, the Company respectively advises the Staff that the contingent consideration is a freestanding instrument within the scope of ASC 815-40-15-5.

United States Securities and Exchange Commission
Division of Corporation Finance
February 12, 2021

*******

United States Securities and Exchange Commission
Division of Corporation Finance
February 12, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432, or, in his absence, Ran Ben-Tzur at (650) 335-7613. For any questions regarding Nasdaq's rules and procedures, Arnold Golub, Vice President and Deputy General Counsel of Nasdaq may be contacted at (301) 978-8075.

Sincerely,

/s/ Michael A. Brown
Michael A. Brown
Partner

FENWICK & WEST LLP

CC:      Brian Armstrong
Alesia Haas
Paul Grewal, Esq.
Juan Suarez, Esq.
Doug Sharp, Esq.
Coinbase Global, Inc.
Mark Stevens, Esq.
Ran Ben-Tzur, Esq.
Faisal Rashid, Esq.
Jennifer Hitchcock, Esq.
Fenwick & West LLP